NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Common Stock of Golden Minerals Company (the "Company") from listing and registration on the Exchange on December 27, 2024, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the NYSE American. The Exchange has determined that the Company is no longer suitable for listing pursuant to Section 1009(a) of the NYSE American Company Guide (the "Company Guide") as the Company was unable to demonstrate that it had regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide by the end of the maximum 18-month compliance plan period, which expired on December 6, 2024. On December 6, 2024, the Exchange determined that the Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE American. The Company was notified on December 6, 2024. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on December 6, 2024. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Common Stock provided it filed a written request for such a review with the Secretary of the Exchange within seven business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.